Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Endeavour Silver Corp. (the “Company”) on Form 40-F for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Elizabeth Senez, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

 (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

 (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 11, 2024	/s/ Elizabeth Senez

Elizabeth Senez Chief Financial Officer (Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Endeavour Silver Corp. and will be retained by Endeavour Silver Corp. and furnished to the Securities and Exchange Commission or its staff upon request.